SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM N-18F-1

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
UNDER THE INVESTMENT COMPANY ACT OF 1940






Investors Capital Funds


SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM N-18F-1

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
UNDER THE INVESTMENT COMPANY ACT OF 1940


The undersigned registered open-end investment company ("Registrant") hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940, as amended. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


SIGNATURE


Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, as amended, the Registrant has caused this notification of election to be duly executed on its behalf in the city of Lynnfield and the Commonwealth of Massachusetts on the 23rd day of September, 1999.


Signature:	   Investors Capital Funds
   (Name of Registrant)

By: 	/s/ Theodore E. Charles
Name: Theodore E. Charles
Title:  President



Attest: /s/ Thomas N. Calabria
Name: Thomas N. Calabria
Title:  Fund Administrator